Exhibit 99.2

FRONTFOUR CAPITAL SENDS LETTER TO OM GROUP EXPRESSING SERIOUS CONCERNS REGARDING CHRONIC UNDERPERFORMANCE

Believes OM Group is Deeply Undervalued and Meaningful Change in the Form of Oversight, Accountability and Fresh Perspective is Necessary to Unlock Value

Attributes Destruction of Shareholder Value to Misguided M&A Strategy, Bloated SG&A Cost Structure and Overcapitalized Balance Sheet

Prepared to Nominate Directors at 2015 Annual Meeting if Cannot Reach Agreement with Company on Board Composition

GREENWICH, CT – January 9, 2015 – FrontFour Capital Group LLC, a significant shareholder of OM Group, Inc. (NYSE: OMG) (“OMG” or the “Company”), with ownership, together with its affiliates, of over 5% of the Company’s outstanding shares, has delivered a letter to Joseph M. Scaminace, OMG’s Chairman of the Board and CEO, expressing serious concerns with the Company’s performance and destruction of shareholder value.

FrontFour Capital discussed in the letter the clear trend of missed financial targets by OMG as evidenced by the material downward revision of EBITDA guidance twice during 2014 along with the reduction in long term revenue growth expectations.  OMG has generated poor returns on capital while unfortunately continuing to pursue an M&A strategy that has destroyed significant value.  Additionally, OMG has a bloated cost structure, and is significantly overcapitalized given the Company’s net cash position and the excess cash trapped within working capital.  FrontFour Capital also believes these cumulative factors have caused the Company’s shares to significantly underperform both the broader equity markets and its peer group over a sustained period of time.

FrontFour Capital believes OMG is deeply undervalued and a clear path to value creation exists through a cost-cutting opportunity of at least $50 million, the release of $30 million in working capital and a $250 million stock buyback.  Given management’s track record to date, FrontFour Capital believes meaningful change in the form of oversight, accountability and a fresh perspective is necessary to realize this value.  FrontFour Capital stated that if it cannot reach an agreement with OMG on Board composition and implementation of these necessary changes, including an immediate moratorium on future acquisitions, it is prepared to nominate 3 individuals for election to the Board at the upcoming 2015 annual meeting of shareholders of the Company.  FrontFour Capital has been successful in effectuating significant operational improvements in a number of companies within the industry, and looks forward to maintaining a constructive dialogue with the Board during this transition process.

The full letter can be found at http://origin-qps.onstreammedia.com/origin/multivu_archive/ENR/1229635-1-Letter-to-OMG.PDF

Contact:

David Lorber
FrontFour Capital Group LLC
35 Mason Street, 4th Floor
Greenwich, CT 06830
203-274-9050